FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Directorate Change


Peter Fellner to become new Chairman of Acambis


Cambridge, UK and Cambridge, Massachusetts - 12 July 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that, effective from 1 October 2006, Alan Smith will retire as Chairman, and from the Board, of Acambis and will be succeeded by Dr Peter Fellner.

Alan Smith, 61, has been Chairman of Acambis since May 1999, having joined the Board as a Non-executive Director in November 1995. During his tenure as Chairman, he has overseen the development of Acambis from a small research and development organisation into an international vaccine company capable of taking a product through all the stages of development to licensure. Mr Smith announced in May that, based on good corporate governance guidance that a director should reside on a board for no more than 10 years, he would be standing down later in 2006.

Dr Peter Fellner, 62, joined the Acambis Board as a Non-executive Director in February 2006. He was Celltech's Chief Executive Officer from 1990 to 2003 and Chairman from 2003 until its acquisition by the biopharmaceutical company, UCB SA, in 2004. He is Chairman of two other UK biotechnology companies, Vernalis plc and Astex Therapeutics Limited, and a Non-executive Director of QinetiQ Group plc, Evotec AG and Bespak plc. He is also a member of the UK Medical Research Council.


Alan Smith said:


"I have been privileged to be involved with Acambis as it has grown into the company it is today. It is a company with a great future and in handing over to Peter Fellner I know that I am leaving it in very good hands. I wish Peter, Gordon and the whole team every success in the future."


Gordon Cameron, Chief Executive Officer of Acambis, commented:


"Alan has been a source of invaluable guidance and support throughout a period of remarkable change and growth for Acambis. The Board and I wholeheartedly thank Alan for his contribution to Acambis' development over the years. We are delighted that Peter has agreed to become non-executive Chairman of Acambis. With his extensive knowledge and experience in the biotechnology industry, we believe his insight and advice will be invaluable as we drive the continued development of Acambis."


Peter Fellner said:


"Acambis is a high-quality company that has successfully developed into a UK leader in the vaccine field. I very much look forward to working with the Board and management to building Acambis further into a major biotechnology company."


                                     -ends-


Enquiries:


Acambis plc
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0 1223 275 300


Financial Dynamics
David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113


About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.







                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 12 July 2006                       ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.